

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 102, Technology Bldg., International e-Commerce Industrial Park
105 Meihua Road
Futian, Shenzhen China, 518000

      Re: ICZOOM Group Inc.
         Amendment No. 5 to Registration Statement on Form F-1
         Filed March 31, 2022
         File No. 333-259012

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.   We note your response to comment 2 and reissue. Please refer to the prospectus cover page and the 6th, 11th and 12th paragraphs. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In this regard, we note that you cross-reference in both contexts to the section captioned "Summary Financial Data" and certain subsections and do not provide a specific cross reference to your consolidated financial statements. Please revise accordingly.

Lei Xia
ICZOOM Group Inc.
April 11, 2022
Page 2

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services